CANNELL CAPITAL SUPPORTS B. RILEY AND 272 CAPITAL IN TILE SHOP HOLDINGS DISPUTE

Feb. 2, 2021 (ALTA, WY) Cannell Capital LLC (“CC”) supports the content of the letter sent to the Board of Directors of Tile Shop Holdings (“TTSH”) from 272 Capital, L.P. and B. Riley Financial, Inc., which letter is contained in their January 28, 2020 Schedule 13D filing urging TTSH to up-list to a major stock exchange.

Furthermore, for the benefit of all TTSH owners, CC requests that TTSH reduce the frequency by which it skirts Rule FD through selective disclosure of relevant and customary information. CC reminds the Board of Directors of TTSH that this rule requires public companies disclosing any substantive information regarding their operations to a limited group of individuals to make a coterminous public disclosure of the same information.

Should TTSH wish to continue to engage with shareholders on a selective basis, CC suggests it do so in a private manifestation subject to providing existing shareholders with a fair and reasonable “transfer” price. 1

1  Please review this link https://media2.mofo.com/documents/faqs-regulation-fd.pdf on Regulation FD. It is neither nice nor fair to treat some shareholders differently than others. A reasonable person might conclude that TTSH would have learned this exact lesson from the Company’s unfortunate and expensive recent litigation.